Catalyst Funds
630 Fitzwatertown Rd.

Building A, 2nd Floor

Willow Grove, PA 19090

January 27, 2009

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Request for Withdrawal of Catalyst Funds Post-Effective Amendment No. 21 on Form N-1A

1933 Act File No. 333-132541

1940 Act File No. 811-21872

CIK No. 0001355064

Accession No. 0001162044-09-000027

Dear Sir or Madam:

Catalyst Funds (the "Registrant") has determined that the amendment filed pursuant to Rule 485(a) on its behalf on January 26, 2009 (accession number 0001162044-09-000027) (the "Amendment") was made in error.  The Amendment inadvertently sought to establish a new series of the Registrant and designate a class of that series.  The Amendment was intended only to add a new class to an existing series of the Registrant.  Additionally, the Registrant also notes that no securities have been sold pursuant to the Amendment.  Therefore, it is in the best interests of the Registrant and the public that the filing be withdrawn.  Pursuant to Rule 477(a) and (c) and Rule 478 under the Securities Act of 1933, the Registrant hereby requests that the Amendment be withdrawn.

Please direct any questions concerning this letter to JoAnn Strasser, of Thompson Hine LLP, counsel to the Trust at (513) 352-6725.

Very truly yours,

/s/ David Ganley

David Ganley

Treasurer, Catalyst Funds

Cc: Bric Barrientos, Securities and Exchange Commission